UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File No. 001-31965

TASEKO MINES LIMITED
(Translation of registrant's name into English)

12th Floor - 1040 West Georgia Street
Vancouver, British Columbia, V6E 4H1, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ ]  Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

INCORPORATION BY REFERENCE

Exhibits 99.2 to this report on Form 6-K furnished to the SEC is expressly incorporated by reference as an exhibit to the Registration Statement on Form F-10 of Taseko Mines Limited (File No. 333-288490), as amended and supplemented.

SUBMITTED HEREWITH

Exhibits
99.1	Press Release dated October 15, 2025
99.2	Term Sheet dated October 15, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASEKO MINES LIMITED

Date:  October 15, 2025

/s/ Bryce Hamming
________________________________
Bryce Hamming
Chief Financial Officer